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                              July 9, 2020

       Deric Eubanks
       Chief Financial Officer
       Braemar Hotels & Resorts Inc.
       14185 Dallas Parkway, Suite 1100
       Dallas, TX 75254

                                                        Re: Braemar Hotels &
Resorts Inc.
                                                            Form 10-K for the
year ended December 31, 2019
                                                            Filed March 13,
2020
                                                            File No. 001-35972

       Dear Mr. Eubanks:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2019

       Non-GAAP Financial Measures, page 101

   1. We note from your reconciliation on page 107 that you add back Series B Cumulative
                                                        Convertible Preferred
Stock dividends to arrive at AFFO available to common
                                                        stockholders and OP
unitholders. Please expand your disclosure to discuss why these particular preferred
dividends have been included in AFFO and tell us why you believe it is appropriate to
include preferred stock dividends in a measure that is only applicable to common stockholders and
OP unitholders.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Deric Eubanks
Braemar Hotels & Resorts Inc.
July 9, 2020
Page 2

       You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Kristi Marrone,
Staff Accountant, at (202) 551-3429 with any questions.



FirstName LastNameDeric Eubanks                           Sincerely,
Comapany NameBraemar Hotels & Resorts Inc.
                                                          Division of
Corporation Finance
July 9, 2020 Page 2                                       Office of Real Estate
& Construction
FirstName LastName